03011635

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR - 3 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUSH BURNS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4111-W ANDOVER ROAD, Suite 150
(No. and Street)

BLOOMFIELD HILLS (City) MICHIGAN (State) 48302-1909 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert J. Burns 248-540-3290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Derderian Kann Seyferth & Salucci, P.C.
(Name – *if individual, state last, first, middle name*)

3155 West Big Beaver, Suite 260 (Address) Troy (City) Michigan (State) 48084-3007 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Herbert J. Burns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bush Burns Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SUSAN L. BURNS
Notary Public, Oakland County, MI
My Commission Expires Sep. 2, 2005

Chairman
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Public Accountants om Internal Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUSH BURNS SECURITIES, INC.

Financial Statements and Additional Information

FOR THE YEAR ENDED DECEMBER 31, 2002

BUSH BURNS SECURITIES, INC.

CONTENTS

DERDERIAN
KANN
SEYFERTH &
SALUCCI, P.C.

Certified Public Accountants
Management Consultants

INDEPENDENT AUDITORS' REPORT

To the Directors and Stockholder
Bush Burns Securities, Inc.

We have audited the accompanying statement of financial condition of Bush Burns Securities, Inc. as of December 31, 2002, and the related statements of changes in stockholder's equity, operations, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bush Burns Securities, Inc. as of December 31,2002, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Derderian, Kann, Seyferth & Salucci P.C.

January 23, 2003

Troy, Michigan

3155 West Big Beaver, Suite 260, Troy, Michigan 48084-3007
(248) 649-3400 FAX (248) 649-2187

BUSH BURNS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$ 523,505
Trading marketable securities owned, at market value	41,079
Other securities	42,800
Corporate taxes receivable	9,055
Prepaid expenses	12,941
Furniture and fixtures, at cost, less accumulated depreciation of $9,483	-
Total assets	$ 629,380

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 11,023
Accrued expenses	5,955
Total liabilities	16,978
Stockholder's equity:	
Common stock - no par value	
Authorized - 1,000 shares	
Issued and outstanding - 1,000 shares	60,000
Retained earnings	552,402
Total stockholder's equity	612,402
Total liabilities and stockholder's equity	$ 629,380

See notes to financial statements

BUSH BURNS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

for the year ended December 31, 2002

	Common stock	Retained earnings	Total
Balance, January 1, 2002	$ 60,000	$ 329,817	$ 389,817
Net income	-	222,585	222,585
Balance, December 31, 2002	$ 60,000	$ 552,402	$ 612,402

See notes to financial statements

BUSH BURNS SECURITIES, INC.

STATEMENT OF OPERATIONS

for the year ended December 31, 2002

Revenues:	
Commissions	$ 114,280
Investment loss	(106,036)
Interest	68,964
Other income	16,806
Sale of intangible asset	400,000
Total revenues	494,014
Expenses:	
Clearing costs	52,468
Occupancy	57,363
Equipment rental	12,455
Quotation services	15,338
Exchange fees	14,943
Compensation and benefits	13,398
Corporate fees	11,240
Other expenses	10,445
Telephone	9,276
Sale of intangible asset	4,599
Total expenses	201,525
Net income before income taxes	292,489
Income taxes	69,904
Net income	$ 222,585

See notes to financial statements

BUSH BURNS SECURITIES, INC.

STATEMENT OF CASH FLOWS

for the year ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 222,585
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,210
Deferred tax asset	20,041
Changes in assets and liabilities:	
Decrease in deposits with clearing broker	100,341
Decrease in accounts receivables	23,495
Decrease in marketable securities owned	196,866
Increase in prepaid expenses and other	(4,700)
Decrease in accounts payable and other	(50,566)
Net increase in cash	509,272
Cash and cash equivalents, beginning of year	14,233
Cash and cash equivalents, end of year	$ 523,505

Cash paid during the year for:	
Interest	$ 1,161
Income taxes	$ 60,000

See notes to financial statements

BUSH BURNS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

for the year ended December 31, 2002

1. **Nature of business**:

Bush Burns Securities, Inc. (the Company), a broker-dealer formed in 1992 for the purpose of providing discount brokerage services, is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. In July 2002, the Company sold its customer accounts to an unaffiliated broker-dealer.

2. **Summary of significant accounting policies**:

The more significant accounting policies applied by the Company are summarized below:

(a) Securities transactions: Commissions and clearing costs for customers' securities transactions are recorded on a trade date basis as security transactions occur. Transactions for securities owned are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, which approximates cost.

(b) Furniture and fixtures: Furniture and fixtures are recorded at cost. Depreciation is provided using accelerated methods over their estimated useful lives of 5 to 7 years. When assets are disposed of, the related costs and accumulated depreciation are removed from the respective accounts, and any profit or loss on disposition is recognized currently. Maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred.

(c) Income taxes: Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to capital loss carryforwards and unrealized losses for marketable securities owned.

(d) Cash equivalents: The Company considers money market funds to be cash equivalents.

(e) Use of estimates: The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

3. Exemption from Rule 15c3-3:

The Company clears its propriety and customer transactions through a clearing organization on a fully disclosed basis, and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

4. Financial instruments with off balance sheet risk:

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction. For the year ended December 31, 2002, the Company incurred no losses related to transactions performed on behalf of customers.

The Company does not anticipate nonperformance by counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

5. Net capital requirement:

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $541,444, which was $441,444 in excess of its required net capital of $100,000. The Company's net capital ratio was .03 to 1.

There was no material difference between the computation of net capital as presented in the supplementary schedule and the Company's filing included in the FOCUS Report, Part IIA, as of December 31, 2002.

6. **Lease commitment:**

The Company leases office space under an operating lease that requires monthly rental payments of $4,928, plus certain operating expenses. The lease expires July 2004. The future minimum lease payments required under the operating lease for the year ended December 31, are as follows:

Year ending December 31,		
2003	$	59,140
2004		34,498
	$	93,638

Rent expense for the year ended December 31, 2002 was $57,363.

7. **Related party transactions:**

The Company leases certain office equipment from a company owned by the stockholder on a month-to-month basis. Amounts paid for equipment leases to related parties totalled $13,543, for the year ended December 31, 2002.

8. **Income taxes:**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consisted of the following at December 31, 2002:

Current	$	49,863
Deferred		20,041
	$	69,904

A reconciliation of the difference between the expected income tax expense and the Company's income tax expense is as follows:

Expected income taxes at statutory tax rates	$	97,321
Use of capital loss carryforwards	(	27,417)
Income taxes	$	69,904

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Directors and Stockholder
Bush Burns Securities, Inc.

We have audited the basic financial statements of Bush Burns Securities, Inc. as of and for the year ended December 31, 2002, and have issued our report thereon dated January 23, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule S-2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Derderian, Kann, Seyferth & Salucci, P.C.

January 23, 2003

Troy, Michigan

BUSH BURNS SECURITIES, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION

as of December 31, 2002

Net capital:	
Capital stock	$ 60,000
Retained earnings	552,402
	612,402
Deductions-not allowable:	
Securities haircut	(6,162)
Prepaid deposits and other	(64,796)
Net capital	$ 541,444
Aggregate indebtedness	$ 16,978
Net capital ratio	.03
Minimum net capital	$ 100,000
Minimum net capital ratio	15 to 1

Note: There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2002.

DERDERIAN
KANN
SEYFERTH &
SALUCCI, P.C.

Certified Public Accountants
Management Consultants

To the Directors and Stockholder
Bush Burns Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Bush Burns Securities, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons; in the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3155 West Big Beaver, Suite 260, Troy, Michigan 48084-3007
(248) 649-3400 FAX (248) 649-2187

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Bush Burns Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the directors and stockholders, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Derderian, Kann, Seyferth & Salucci, P.C.

Troy, Michigan

January 23, 2003